Exhibit 99.1

RYB Education, Inc. Announces Receipt of NYSE Non-compliance Letter Regarding ADS Trading Price

BEIJING, April 20, 2022 – RYB Education, Inc. (“RYB” or the “Company”) (NYSE: RYB), a leading early childhood education service provider in China, today announced that, it has received a letter from the New York Stock Exchange (the "NYSE") dated April 19, 2022, notifying RYB that it is below compliance criteria in connection with the performance of trading price of RYB's American depositary shares (the "ADSs").

Pursuant to NYSE rule 802.01C, a company will be considered to be below compliance criteria if the average closing price of a security as reported on the consolidated tape is less than US$1.00 over a consecutive 30 trading-day period. Following receipt of the notification, the company must bring its share price and average share price back above US$1.00 within six months.

The company can regain compliance at any time during the six-month cure period if on the last trading day of any calendar month during the cure period the company has a closing share price of at least US$1.00 and an average closing share price of at least US$1.00 over the 30 trading-day period ending on the last trading day of that month. In the event that at the expiration of the six-month cure period, both a US$1.00 closing share price on the last trading day of the cure period and a US$1.00 average closing share price over the 30 trading-day period ending on the last trading day of the cure period are not attained, the NYSE will commence suspension and delisting procedures.

To address this issue, the Company intends to monitor the market conditions of its listed securities and is still considering its options.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s brand recognition and market reputation; the Company’s growth strategies; trends and competition in China’s early childhood education market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese early childhood education market; Chinese governmental policies relating to the Company’s industry and general economic conditions in China. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

About RYB Education, Inc.

Founded on the core values of “Care” and “Responsibility,” “Inspire” and “Innovate,” RYB Education, Inc. is a leading early childhood education service provider in China. Since opening its first play-and-learn center in 1998, the Company has grown and flourished with the mission to provide high-quality, individualized and age-appropriate care and education to nurture and inspire each child for his or her betterment in life. During its two decades of operating history, the Company has built “RYB” into a well-recognized education brand and helped bring about many new educational practices in China’s early childhood education industry. RYB’s comprehensive early childhood education solutions meet the needs of children from infancy to 6 years old through structured courses at kindergartens and play-and-learn centers, as well as at-home educational products and services.

For more information, please visit http://ir.rybbaby.com.

For investor and media inquiries, please contact:

In China:

RYB Education, Inc.

Investor Relations

E-mail: ir@rybbaby.com

The Piacente Group, Inc.

Yang Song

Tel: +86 (10) 6508-0677

E-mail: ryb@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: ryb@tpg-ir.com

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